UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Form 10-K

For The Fiscal Year Ended May 31, 2017

0-10665

(Commission file number)

SOFTECH, INC.

(Name of small business issuer in its charter)

Massachusetts	04-2453033
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PART I

REGISTRANT INFORMATION

650 Suffolk Street, Suite 415, Lowell, MA 01854

(Address of principal executive offices) (Zip Code)

978-513-2700

Issuer’s telephone number is:

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was unable to file its Annual Report on Form 10-K for the twelve months ended May 31, 2017 within the prescribed time period without unreasonable effort and expense. The Company was delayed in preparing its financial statements and arranging for the fiscal year-end audit by its Independent Registered Public Accountants due to the significant change resulting from the sale of its primary technology in October 2016 and the significantly reduced staffing. Management’s time and attention has been focused primarily in on-going capital raising activities to support its pre-revenue HomeView efforts.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Joseph P. Mullaney	978	513-2730
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [   ] No [X]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company’s definitive proxy statement filed on September 9, 2016 in connection with the sale of the Company’s PLM Business (“PLM Sale”) that was completed on October 14, 2016 and in the Company’s Form 10-Q filed on January 17, 2017, the PLM Business was responsible for a majority of the consolidated revenue since October 2013. In addition, the Company’s aforementioned filings disclosed that its value added reseller business in Italy would be the only revenue producing business following the PLM Sale as the Company’s HomeView technology was still pre-revenue.

SofTech, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2017	By /s/ Joseph P. Mullaney
Joseph P. Mullaney
Chief Executive Officer And Chief Financial Officer